Filed by Entegris, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934, as amended
Subject Company: CMC Materials, Inc.
Commission File No.: 000-30205

         Combined Portfolio Provides Enhanced Value to Customers  Entegris to Acquire CMC MaterialsCreating a Leader in Electronic Materials  Complementary Product Offerings  FasterTime-to-Solution Cycles  Innovative and High-Value Process Solutions  Increased Technology Innovation  Enhanced Operating Capabilities              Entegris: Positioned for Strong Continued Growth and Investment  ~$3.4BPro Forma LTM Revenue  ~$1.1BPro Forma LTM Adj. EBITDA  ~32%Pro Forma LTM Adj. EBITDA Margin  $200M+Pro Forma LTM R&D Spend  “Acquiring CMC Materials will further differentiate our unit- driven platform and advance our ability to provide a broad range of process solutions for our customers, at a faster time-to-solution. The highly complementary combined portfolio creates the industry’s most comprehensive and innovative end-to-end electronic materials offering, as well as significantly expands our growing served market and content per wafer opportunity. In addition, we believe the acquisition will allow us to unlock significant growth through enhanced innovation, scale and execution.”Bertrand LoyPresident and Chief Executive Officer of Entegris  “The combination provides immediate and substantial value to CMC Materials shareholders and provides meaningful participation in the long-term growth opportunities created by the transaction. CMC Materials and Entegris share highly complementary businesses and capabilities grounded in world-class innovation and customer collaboration. As part of Entegris’ leadingplatform, we will maintain our strong focus on technology innovation and customer partnerships and provide expanded opportunities for our employees.”David LiPresident and Chief Executive Officer of CMC Materials  Note: LTM Metrics as of 9/30/2021. Adj. EBITDA inclusive of $75M in expected synergies.  For more information, please visit: EntegrisCMCTransaction.com                COMPELLING STRATEGIC BENEFITS  Highly Complementary Combined CMP Portfolio Creates Industry’s Most Comprehensive and Innovative Electronic Materials OfferingSignificantly expands growing served markets in semiconductor applications and content per wafer opportunityIncreases unit-driven revenue to ~80%  Greater R&D Scale and Expanded IP Portfolio to Accelerate InnovationEnhanced portfolio to drive compelling co-development opportunities and faster time-to-solutionGreater capability to innovate and meet evolving customer demand  COMPELLING FINANCIAL BENEFITS  Meaningful Revenue Growth and EPS Accretion  Expected to be significantly accretive to non-GAAP EPS in 1st year post-closeExpect $75M of run-rate cost synergies and $40M of CapEx synergies within 12-18 months post-closeRevenue synergies through co-optimized CMP solutions, cross-selling opportunities and stronger customer response and collaboration  Continued Investments in Growth and Disciplined DeleveragingWell positioned to invest in growth, continue dividend and rapidly reduce leverage to <3.0x, with ~$1.1B adj. EBITDA on pro forma LTM basis  Transaction Terms  Enterprise Transaction Value$6.5B cash and stockConsiderationCMC Materials shareholders receive $133.00 in cash & 0.4506 shares of Entegris common stock for each share of CMC Materials common stock owned; Premium of 35% over CMC Materials’ closing price on 12/14/21 and 38% to the 10-day VWAPOwnership~91% Entegris shareholders~9% CMC Materials shareholdersExpected Closing2H 2022, subject to  satisfaction of customary closing conditions      2022

       Entegris to Acquire CMC MaterialsCreating a Leader in Electronic Materials  Additional Information about the Merger and Where to Find ItThis communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Entegris, Inc. (“Entegris”) and CMC Materials, Inc. (“CMC”). In connection with the proposed transaction, Entegris intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of CMC and that also constitutes a prospectus of Entegris. Each of Entegris and CMC may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that Entegris or CMC may file with the SEC. Any definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of CMC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATIONABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Entegris and CMC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://Entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@ Entegris.com or by phone at +1 978-436-6500. Copies of the documents filed with the SEC by CMC will be available free of chargeon CMC’s website at www.CMCmaterials.com/investors or by contacting CMC’s Investor Relations Department by email at investors@ CMCmaterials.com by phone at +1 630-499-2600.Participants in the SolicitationEntegris, CMC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Entegris is set forth in Entegris’ proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 17, 2021, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021. Information about the directors and executive officers of CMC is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on January 19, 2021, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November12, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus included in the Registration Statement, and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and the proxy statement/prospectus carefully when these become available before making any voting or investment decisions. You may obtain free copies of these documents from Entegris or CMC using the sources indicated above.Cautionary Note on Forward Looking StatementsThis communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe” “continue,” “could,” “expect,” “anticipate,”“intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements, including statements relating to anticipated results of operations, business strategies of Entegris, CMC and the combined company, anticipated benefits of the proposed transaction, the anticipated impactof the proposed transaction on Entegris’ and CMC’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of CMC’s and Entegris’ operations or operating results, are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Entegris’ and CMC’s control, and could cause actual results to differ materially from those indicated in such forward-looking statements. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Entegris’ and CMC’s products and solutions; (ii) theparties’ ability to meet rapid demand shifts; (iii) the parties’ ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) Entegris’ and CMC’s ability to protect and enforce intellectual property rights; (v) operational, political and legal risks of Entegris’ and CMC’s international operations; (vi) the increasing complexity of certain manufacturing processes;(vii) raw material shortages , supply and labor constraints and price increases; (viii) changes in government regulations of the countries in which Entegris and CMC operate; (ix) the fluctuation of currency exchange rates; (x) fluctuations in the market price of Entegris’ stock; (xi) the level of, and obligations associated with, Entegris’ and CMC’s indebtedness; (xii) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and (xiii) other risk factors and additional information. In addition, risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with CMC’s ability to obtain the approval of the proposed transaction by its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a regulatory consent or authorization that may berequired for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the outcome of any legal proceedings related to the merger, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For a more detailed discussion of such risks and other factors, see Entegris’ and CMC’s filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed withthe SEC on November 12, 2021 and in other periodic filings, available on the SEC website or www.Entegris.com or www.cmcmaterials.com. Entegris and CMC assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.